September 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Stacie Gorman and Brigitte Lippmann

Re:	Executive Network Partnering Corporation

Registration Statement on Form S-1

Filed August 24, 2020, as amended

File No. 333-248267

Dear Ms. Gorman and Ms. Lippmann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as sole underwriter, hereby joins in the request of Executive Network Partnering Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on September 15, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 700 copies of the Preliminary Prospectus dated September 9, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

EVERCORE GROUP L.L.C.
as Sole Underwriter

By:	/s/ Neil Shah
Name:	Neil Shah
Title:	Senior Managing Director

[Signature Page to Underwriter Acceleration Request Letter]